Investor Presentation

March 2026

Genius Group Ltd. (NYSE American: GNS)
www.geniusgroup.net

Forward Looking Statements

Financial information contained in this presentation is current as of the Company's Audited Financials up to December 31, 2025 as filed in the company's 20-F Annual Report on March 9, 2026, available at https://ir.geniusgroup.net

Forward Looking Statements

This presentation contains forward-looking statements. These statements include descriptions regarding the intent, belief or current expectations of the Company or its officers and may be recognized by the use of words such as "anticipate," "expects," "plans," "will," "estimates," "projects," "intends," "believe," "will" or words of similar meaning. Such forward-looking statements are based on assumptions that are inherently subject to significant risks and uncertainties, including those described in the "Risk Factors" section of the prospectus, many of which are beyond the Company's control. Actual results may materially differ from those in the forward-looking statements contained herein. Nothing is this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein or any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on such forward-looking statements, which speak only as of the date they are made. The Company and affiliates assume no obligation to and do not undertake to update such forward-looking statements to reflect future events or circumstances.

Non-IFRS Financial Measures

The Company's financial statements are prepared according to IFRS. This presentation includes certain non-IFRS financial measures, which are different from financial measures calculated in accordance with IFRS. Such non-IFRS financial measures should be considered in addition to and not as a substitute for or superior to financial measures calculated in accordance with IFRS. In addition, the definition of adjusted EBITDA in this presentation may be different from the definition of such term used by other companies, and therefore comparability may be limited. This presentation also contains certain financial projections of the Company, which are based upon a number of assumptions, estimates and forecasts that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control, and upon assumptions with respect to future business decisions which are subject to change. These projections may vary materially from actual results. The Company and its respective affiliates make no representation that these projected results will be achieved. The recipient should not place undue reliance on this information..

Leading the AI Powered Education Revolution
Towards an Exponential Future

We are an AI powered, Bitcoin first education group preparing students, entrepreneurs, businesses, and governments for the future of work.

We deliver AI training and AI tools to 6.1 million students on our Edtech platform. We have built a Genius City model with three business units: Genius School, Genius Academy and Genius Resorts. We are building a Genius City lifelong learning campus Model preparing and reskilling students for the Impact Age.

6.1M → 100M	Students by 2030	**$100M → $1.0B**	Valuation by 2030
13.2K → 150K	Partners by 2030	**1 → 100**	Genius Cities by 2030
154 → 10K BTC	Bitcoin by 2030	**Dual Listing**	ASX in Progress



Company Mission & Metrics

Genius Group was launched to pass Buckminster Fuller's "Final Exam".
He predicted the Singularity, when technology would destroy humanity, or we would raise our consciousness to harness it and solve our greatest challenges.


Whether it is to be Utopia or Oblivion will be a touch-and-go relay race right up to the final moment.... Humanity is in 'final exam' as to whether or not it qualifies for continuance in Universe.
— R. Buckminster Fuller —
[redacted]

The key to pass the final exam is education. As Nelson Mandela said:

"Education is the most powerful weapon which you can use to change the world."

NYSE American: GNS

Metric	2025	2024	Change
Pro Forma Revenue	$13.6M	$7.6M	+80%
Gross Profit	$4.9M	$2.4M	+110%
Students & Users	6.1M	5.8M	+5%
Rev / Paying Student	$1,856	$161	+1,053%
Total Assets	$137M	$101M	+36%
Market Cap	$96M	$24M	+300%

All figures as of Dec 31, 2025 & Dec 31, 2024

2026: Year One of the Genius Generation

The rapid disruption that AI and exponential technology is bringing to the future of work is leading to high demand for reskilling in future skills.

"We have entered the Singularity."
— Elon Musk (X, Jan 2026)

"We are past the event horizon; the takeoff has started."
— Sam Altman, OpenAI (Jun 2025)

"2026 is likely to be the year the jobless boom begins."
— Geoffrey Hinton, Godfather of AI (CNN, Dec 2025)



Future of Jobs Report 2025
Human-machine frontier
WORLD ECONOMIC FORUM
Proportion of tasks completed predominantly by technologies (machines, algorithms etc.), predominantly by people, or by a combination of the two
Now
22%
30%
47%
By 2030
34%
33%
33%
Technology
Combination
People
Source: World Economic Forum. (2025). Future of Jobs Report 2025.

Human-machine frontier - Future of Jobs Report 2025

Source: WEF Future of Jobs 2025

59 / 100
workers need reskilling by 2030 (WEF Future of Jobs 2025)

170M
new jobs by 2030 — but only for those prepared (WEF)

Our Genius Curriculum combines the best practices of Future Schools with the latest AI Tools & Mentoring to prepare students for the future.

Company Outlook 2026

GENIUS SCHOOL



1. Build Genius School to profitable $6 million+ operations in 2026
2. Establish AI Powered Model and Plan for Asia's No.1 Future School
3. Launch the first Genius School Space Capsules in Bali

GENIUS ACADEMY



1. Build Genius Academy to profitable $6 million+ operations
2. Integrate Investor Academy & Entrepreneur Academy globally
3. Launch GEM Powered community and calendar

GENIUS RESORTS



1. Build Genius Resorts to profitable $8 million operations+
2. Launch Magic Garden, Genius Beach and Genius School Cafés
3. Commence Genius City build and financing for 2027 / 2028 launch

Genius School: Asia's Leading Future School

Genius School delivers a full Genius Curriculum via Genius Camps and an Early Learning, Primary and Secondary School Model.

Following the completion of the share purchase agreement with Nuanu City for 51% ownership of ProEd Global School in Bali, the Company is developing the campus as a Model Future School, based on the principles of WEF's White Paper "Schools of the Future" and the OECD's Learning Compass 2030 – a learning framework for students to master the combination of knowledge, skills and values they need to prepare them for the changing world of work. Genius' plan is to scale this Genius Curriculum to students across the world via its online tools and through school & government partnerships.


Disciplinary knowledge
Interdisciplinary knowledge
Practical knowledge
Knowledge
Cognitive and meta-cognitive skills
Social and emotional skills
Physical and practical skills
Skills
Attitudes & Values
Competencies
Action



Genius Academy: Entrepreneur Education

Genius Academy delivers AI powered, personalized education at scale, reskilling adults in future skills through our Entrepreneur, Investor, AI and Bitcoin Academies

In 2026 are developing our AI powered pathways with a focus at greater freemium content combined with higher priced premium experiences, with a focus on teaching the ABCs of the Future; AI, Blockchain and Community.

Our focus is on building our localized, high tech, high touch city model, beginning in Bali, Indonesia with a calendar of AI Labs, Masters Retreats, Summits and Courses, then expanding this local model globally.



Joins a free event or course
Register on GeniusU and meet your AI Guide
Personalize your journey with AI
Follow a personalized learning path with AI training and AI tools
Build your Learning profile



Genius Resorts: Five Star Learning Locations

While most places of learning look either like a row of desks in a classroom or a seminar room, we believe learning should be in engaging environments that inspire creativity and community.

Following the completion of the asset purchase agreement with Entrepreneur Resorts Ltd, in 2026 we are rebranding our resorts, cafes and beach clubs to Genius Resorts, and turning learning into a hospitality experience. Our locations in Bali, Indonesia and South Africa combine meeting and learning with coworking, leisure and adventure.

We are developing our Genie AI App to include personalized preferences and GEM rewards for taking steps in learning, living, earning and giving, which can then be redeemed in our Genius Marketplace, replacing the concept of student debt with student credit.


Vision Villa Resort
Bali, Indonesia


Genius Cafe Sanur
Bali, Indonesia


Tau Game Lodge
South Africa


Matla Game Lodge
(Members only lodge)
South Africa



Genius City: A Lifelong Learning Campus

Genius Group has partnered with Nuanu City and Inspiral Architects to design and develop Genius City as a full lifelong learning campus model, scheduled for completion in 2027 / 2028. Our plan is to replicate this model globally.



GENIUS CITY, NUANU

- A fully integrated lifelong learning campus, combining a Living, Learning & Student Hub
- LIVING HUB: A 100 key MICE hotel with access to world class AI, VR & Web3 labs
- LEARNING HUB: Cutting edge creator spaces for coworking, conferences & retreats
- STUDENT HUB: A Future School for high school students for academics & apprenticeships
- Built on 15,500 sqm of land, project cost $28.3 million, target year 3 revenue $19.8 million, operating profit $5.8 million
- Target enterprise value $46.4 million, goal to be funded through non-dilutive, RWA blockchain based property fund.
- Target completion in 2027 / 2028.

Lifelong Learning: A $10 Trillion Dollar Market


Global Education & Upskilling Spend ($T)
2030E
2025E
2020E
2015
2010
2005
2000
10
8
6
5
4
3
3
0
2
4
6
8
10
12


2030E Segments ($10T)
8%
8%
6%
54%
24%
K-12 (55%)
Post Secondary (25%)
Corporate (6%)
Pre K (8%)
Lifelong Learning (8%)

Education is growing at 4.5% CAGR — totalling +6% of global GDP

Source: HolonIQ and various underlying estimates from Goldman Sachs, GSV, IBIS Capital, Citi

K12 over $5 Trillion by 2030

Corporate Actions, Legal Progress & Shareholder Rewards

CORPORATE ACTIONS

- Further to alleged actions taken by third parties against the Company and its shareholders interests, in 2025 we took a series of actions designed to protect the Company.
- This included approval and execution of a series of share buybacks, in which the Company and its executives bought in the open market a total of 1.95 million GNS shares.
- We are currently in the process of applying for ASX dual listing.

LEGAL PROGRESS

- The Company filed a series of lawsuits against third parties in 2025, with damages claimed at a minimum of $1 billion.
- This included a class action lawsuit in which the Company has applied to be lead plaintiff, against certain companies for alleged spoofing and naked short selling.
- This also included a RICO case against certain individuals for fraud against the Company. Both cases are ongoing.

SHAREHOLDER REWARDS

- In 2026 the Company encouraged its shareholders to keep shares in book entry form at its share transfer agent, and announced a Reward Program.
- The Company also held a share count, and ERL began a distribution of GNS shares to ERL shareholders on Feb 15, 2026. The Company will report on full details once complete.
- Currently, a total of 17.3 million shares are held at Vstock as part of the Reward Program.

2025 Financial Summary, 2026 Guidance

2025 full year results — audited and pro forma, together with 2026 guidance.



Annual Revenue ($M)
25
20
15
10
5
0
$2m discontinued operations
6
8
14
21
2024 Audited
2025 Audited
2025 Pro Forma
2026 Guidance
Disc. Ops (2024)
Core Revenue



Funds Used in Operations ($M)
50
40
30
20
10
0
46
11
2024
2025

2026 GUIDANCE

2026 Revenue Guidance

$20M – $22M

2026 Adj EBITDA Guidance

$1.5M – $2.0M

$1,856	**1,053%↑**	**$137M**	**$97M**	**76%↓**	**Q4 2025**
Rev/Paying Student	Revenue/Student Growth	Total Assets	Stockholders' Equity	Cash Burn Reduction	Operational Profitability

Non-cash items of $42.3M (impairments, restructuring & share-based compensation, predominantly one-off) are excluded from Adjusted EBITDA of ($12.6M)

The Future ABCs

Genius's mission is to guide students from the Present ABCs to the Future ABCs



The Present ABCs		The Genius Code		The Future ABCs
Anxiety		AI		Abundance
Burnout	→	Blockchain	→	Balance
Crisis		Community		Connection